FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 For May 9, 2003

                        Commission File Number: 000-22828

                             MILLICOM INTERNATIONAL
                                  CELLULAR S.A.
                               75 Route de Longwy
                            Box 23, L-8080 Bertrange
                            Grand-Duchy of Luxembourg
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                  Form 20-F   X            Form 40-F
                            _____                    _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                      No   X
                        _____                   _____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                INDEX TO EXHIBITS

Item

1.
- Press release dated May 5, 2003
- Press release dated May 8, 2003
- Press release dated May 9, 2003
- Press release dated May 9, 2003

                                   SIGNATURES





      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            MILLICOM INTERNATIONAL CELLULAR S.A.
                                                         (Registrant)



Date: May 9, 2003                           By: /s/ John Ratcliffe
                                                ------------------
                                            Name: John Ratcliffe
                                            Title: Chief Financial Controller

                                                                          Item 1

                                     [MIC]

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE
                                                                     May 5, 2003

              MILLICOM ANNOUNCES EXPIRATION OF SUCCESSFUL EXCHANGE
               OFFER AND CONSENT SOLICITATION FOR 13-1/2% SENIOR
                          SUBORDINATED NOTES DUE 2006

New York, London and Luxembourg - May 5, 2003 - Millicom International Cellular S.A. ("Millicom") (Nasdaq: MICC), the global telecommunications investor, today announces that as of 5 p.m. EST time on May 2, 2003, approximately $781 million or 85% of the outstanding amount of Millicom's 13-1/2% Senior Subordinated Discount Notes due 2006, or the "Old Notes", had been tendered in Millicom's private exchange offer and are thereby deemed to have consented to certain amendments to the existing indenture covering the Old Notes. The private exchange offer and consent solicitation has now expired and is expected to close on May 7, 2003.

Upon closing of the exchange offer, Millicom will issue approximately $562 million of Millicom's 11% Senior Notes due 2006 and approximately $64 million of Millicom's 2% Senior Convertible PIK (payment in kind) Notes due 2006 in exchange for the $781 million of Old Notes tendered, whereupon the Old Notes shall be cancelled. In addition, Millicom will also pay to holders of Old Notes who consented to the amendments of the Old Note indenture $50 per $1,000 of Old Notes so consenting (excluding affiliates of Millicom), or approximately $38 million in the aggregate. Millicom's 2% Senior Convertible PIK Notes due 2006 are convertible into Millicom common stock at a conversion price of $10.75 per share. If the original principal amount of approximately $64 million of the new 2% Senior Convertible Notes were converted into Millicom's common stock, the 2% Notes would convert into approximately 5.93 million shares of Millicom's common stock (which, when issued, would constitute approximately 26.7% of the then issued and outstanding common stock).

This press release is neither an offer to purchase nor a solicitation of an offer to sell Millicom's securities and is not being made to, nor will tenders be accepted from, or on behalf of, holders of Old Notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

Millicom's securities referred to herein have not been registered under the Securities Act of 1933, as amended, and such securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

CONTACTS:

Marc Beuls                                           Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                                          Telephone: +44 20 7321 5022
Shared Value Ltd, London

Jim Millstein                                        Telephone: +1 212 632 6000
Lazard, New York

Peter Warner                                         Telephone: +44 20 7187 2000
Daniel Bordessa
Cyrus Kapadia
Lazard, London

Visit Millicom's homepage at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group's cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people. In addition, MIC provides high-speed wireless data services in six countries. MIC also has a 6.4% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to 16.8 million customers in 22 countries. The Company's shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A, any Millicom International Cellular S.A members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

Lazard is acting for Millicom International Cellular S.A. in connection with the exchange offer and consent solicitation and no-one else and will not be responsible to anyone other than Millicom International Cellular S.A. for providing the protections offered to clients of Lazard nor for providing advice in relation to the exchange offer or consent solicitation.

                                     [MIC]

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE
                                                                     May 8, 2003

                MILLICOM ANNOUNCES CLOSING OF EXCHANGE OFFER AND
           CONSENT SOLICITATION FOR 13-1/2% SENIOR SUBORDINATED NOTES
                                    DUE 2006

New York, London and Luxembourg - May 8, 2003 - Millicom International Cellular S.A. ("Millicom") (Nasdaq: MICC), the global telecommunications investor, today announces that on May 8, 2003 its private exchange offer in connection with its 13-1/2% Senior Subordinated Discount Notes due 2006, or the "Old Notes", has closed. On May 2, 2003, approximately $781 million (equaling approximately 85%) of the outstanding amount of the Old Notes had been tendered in Millicom's private exchange offer and are thereby deemed to have consented to certain amendments to the existing indenture covering the Old Notes.

In the exchange offer and consent solicitation, Millicom issued approximately $562 million of Millicom's 11% Senior Notes due 2006 and approximately $64 million of Millicom's 2% Senior Convertible PIK (payment in kind) Notes due 2006 in exchange for the $781 million of Old Notes tendered, whereupon the Old Notes were cancelled. In addition, Millicom also paid to holders of Old Notes who consented to the amendments of the Old Note indenture $50 per $1,000 of Old Notes so consenting (excluding affiliates of Millicom), or approximately $38 million in the aggregate. Millicom's 2% Senior Convertible PIK Notes due 2006 are convertible into Millicom common stock at a conversion price of $10.75 per share. If the original principal amount of approximately $64 million of the new 2% Senior Convertible Notes were converted into Millicom's common stock, the 2% Notes would convert into approximately 5.93 million shares of Millicom's common stock (which, when issued, would constitute approximately 26.7% of the then issued and outstanding common stock of Millicom).

This press release is neither an offer to purchase nor a solicitation of an offer to sell Millicom's securities and is not being made to, nor will tenders be accepted from, or on behalf of, holders of Old Notes in any jurisdiction in which the making of the exchange offers and consent solicitations or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

Millicom's securities referred to herein have not been registered under the Securities Act of 1933, as amended, and such securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

CONTACTS:
Marc Beuls                                           Telephone: +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                                          Telephone: +44 20 7321 5022
Shared Value Ltd, London

Jim Millstein                                        Telephone: +1 212 632 6000
Lazard, New York

Peter Warner                                         Telephone: +44 20 7187 2000
Daniel Bordessa
Cyrus Kapadia
Lazard, London

Visit Millicom's homepage at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group's cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people.

In addition, MIC provides high-speed wireless data services in five countries. MIC also has a 6.4% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to 17.7 million customers in 22 countries. The Company's shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to our expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that our actual results in the future could differ materially from those anticipated in forwardlooking statements depending on various important factors. Please refer to the documents we have filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including our most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A, any Millicom International Cellular S.A members or persons acting on our behalf are expressly qualified in their entirety by the factors referred to above. We do not intend to update these forward-looking statements.

Lazard is acting for Millicom International Cellular S.A. in connection with the exchange offer and consent solicitation and no-one else and will not be responsible to anyone other than Millicom International Cellular S.A. for providing the protections offered to clients of Lazard nor for providing advice in relation to the exchange offer or consent solicitation.

                                     [MIC]

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE
                                                                     May 9, 2003

                        NOTICE OF ANNUAL GENERAL MEETING

                      MILLICOM INTERNATIONAL CELLULAR S.A.
                                 societe anonyme
                     Registered office: 75, route de Longwy
                                L-8080 Bertrange
                            Grand Duchy of Luxembourg
                            R.C. Luxembourg: B-40.630


NOTICE IS HEREBY GIVEN that the ordinary general meeting of shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. will be held at Chateau de Septfontaines, 330, rue de Rollingergrund, Luxembourg, Grand Duchy of Luxembourg at 4.00pm CET on May 27, 2003 to consider and vote on the following resolutions:

1 To receive the Management Report of the Board of Directors and the Report of the Auditors on the consolidated and parent company accounts at December 31, 2002

2 To approve the consolidated and parent company accounts for the year ended December 31, 2002

3        To allocate the result of the year ended December 31, 2002

4 To discharge the Board of Directors and the Auditors for the year ended December 31, 2002

5        To appoint the Directors

6        To appoint the Auditors

7        To determine the Directors' fees

8        To pass a  resolution  in  accordance  with the  requirements  of article 100 of the law of August 10, 1915 on commercial companies as amended

9        Miscellaneous

Participation in the annual general meeting is reserved for shareholders who file their intention to attend by mail and/or return a duly completed proxy form at the following address: Millicom International Cellular SA, 75, route de Longwy, L-8080 Bertrange, attention: Veronique Mathieu Tel: +352 27 759 287,
Fax: +352 27 759 359 no later than 5.00pm CET on Friday, May 23, 2003.

Proxy forms are available upon request at the registered office.



May 9, 2003                                               The Board of Directors



Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group's cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries. MIC also has a 6.4% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to 17.7 million customers in 22 countries. The Company's shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to Millicom's expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom's actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom's most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom's behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls                                          Telephone:  +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                                         Telephone:  +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com

                                     [MIC]

                      MILLICOM INTERNATIONAL CELLULAR S.A.

                                                           FOR IMMEDIATE RELEASE
                                                                     May 9, 2003

                     NOTICE OF EXTRAORDINARY GENERAL MEETING

                      MILLICOM INTERNATIONAL CELLULAR S.A.
                                 societe anonyme
                     Registered office: 75, route de Longwy
                                L-8080 Bertrange
                            Grand Duchy of Luxembourg
                            R.C. Luxembourg: B-40.630


NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. will be held at Chateau de Septfontaines, 330, rue de Rollingergrund, Luxembourg, Grand Duchy of Luxembourg at 4.30pm CET on May 27, 2003 to consider and vote on the following resolutions:

1 To reduce the share capital of the Company from USD 142,249,458 to an amount of USD 98,955,270 by means of cancellation of an amount of USD 43,294,188 and 7,215,698 shares with a par value of USD 6 each, the 7,215,698 shares cancelled having being repurchased by the Company in accordance with the provisions of the Articles of Association for the purpose of being cancelled.

2 To adapt article 5 of the Company's Articles of Association to take account of the resolution adopted pursuant to item 1 of the agenda of the meeting.

Participation in the extraordinary general meeting is reserved for shareholders who file their intention to attend by mail and/or return a duly completed proxy form at the following address: Millicom International Cellular SA, 75, route de Longwy, L-8080 Bertrange, attention: Veronique Mathieu Tel: +352 27 759 287,
Fax: +352 27 759 359 no later than 5.00pm CET on Friday, May 23, 2003.

Proxy forms are available upon request at the registered office.



May 9, 2003                                               The Board of Directors



Marc Beuls, President and CEO of Millicom International Cellular, commented:

"Since the merger that formed MIC in 1993, MIC has held 7,215,698 shares in a direct subsidiary of Millicom International Cellular S.A. This treasury stock has neither voting rights nor economic interest in MIC. Therefore the Board of Directors is proposing to the Company shareholders to cancel the 7,215,698 shares, with a par value of $6 each, currently held as treasury stock."

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 16 cellular operations and licenses in 15 countries. The Group's cellular operations have a combined population under license (excluding Tele2) of approximately 382 million people. In addition, MIC provides high-speed wireless data services in five countries. MIC also has a 6.4% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to 17.7 million customers in 22 countries. The Company's shares are traded on the Luxembourg Bourse and the Nasdaq Stock Market under the symbol MICC.

This press release may contain certain "forward-looking statements" with respect to Millicom's expectations and plans, strategy, management's objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom's actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom's most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A members or persons acting on Millicom's behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

CONTACTS:

Marc Beuls                                          Telephone:  +352 27 759 101
President and Chief Executive Officer
Millicom International Cellular S.A., Luxembourg

Andrew Best                                         Telephone:  +44 20 7321 5022
Investor Relations
Shared Value Ltd, London

Visit our web site at http://www.millicom.com